Exhibit 99.1

510 Burrard St, 3rd Floor
Date: April 10, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Neovasc Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 07, 2015
Record Date for Voting (if applicable) :	May 07, 2015
Beneficial Ownership Determination Date :	May 07, 2015
Meeting Date :	June 16, 2015
Meeting Location (if available) :	Suite 2600, 595 Burrard Street, Vancouver,
B.C.
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	64065J106	CA64065J1066

Sincerely,

Computershare
Agent for Neovasc Inc.